PETERSEN ENERGÍA INVERSORA, S.A.,
ENRIQUE ESKENAZI,
SEBASTIÁN ESKENAZI,
MATÍAS ESKENAZI STOREY AND
EZEQUIEL ESKENAZI STOREY
September 29, 2008
Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	YPF S.A.
Schedule TO-T filed on Sept. 11, 2008 by Petersen Energía Inversora
S.A., Et al.
SEC File No. 5-50107
Dear Ms. Chalk:
          In connection with the response of Petersen Energía Inversora, S.A (“Purchaser”), Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the “Eskenazi Family”, and together with the Purchaser, the “Bidders”) to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Luis María Morales, dated September 23, 2008, the Bidders acknowledge that:
     (i) each of the Bidders is responsible for the adequacy and accuracy of the disclosure in the filing;
     (ii) staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (iii) the Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please do not hesitate to contact our counsel, Andrés de la Cruz, at +49-69-97-10-31-90.

Petersen Energía Inversora, S.A.

By:	/s/ Mauro Dacomo
Name: Mauro Dacomo
Title: Consejero – Secretario del Consejo de Administración

Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey

By:	/s/ Mauro Dacomo
Name: Mauro Dacomo
Title: Attorney-in-Fact